

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 27, 2017

David Zalik
Chief Executive Officer
GreenSky, Inc.
5565 Glenridge Connector, Suite 700
Atlanta, Georgia 30342

> **Re: GreenSky, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 31, 2017**
> **CIK No. 0001712923**

Dear Mr. Zalik:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please define the term "economic interest."

Cover Page

2.   Please describe your status as a controlled company, including what this means to Class A holders. Briefly identify the Class B holders.

Prospectus Summary, page 1

3.   Disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of your common stock.

4.   To the extent the amount borrowed under the term loan facility used to distribute cash to your existing equity owners will be material, disclose the terms of this loan and the impact on the company.

5.   Please revise the charts on page 3 and page 76 to present bar graphs for Net Income with equal or greater prominence. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Our Business Model, page 5

6.   Please revise page 6 to clarify whether merchants counted in your dollar-based retention metric have been customers for at least two 12-month periods. To this extent, it would seem that this measure may be skewed if a merchant were acquired part-way through year one, and this measure considered a full-year of transaction volume in year two compared to only a partial year one. Please clarify how this situation would be addressed when calculating this measure.

Business Metrics, page 7

7.   You refer to payback periods, merchant retention rates , and dollar-based retention rates in your submission. Advise whether you use these metrics to manage your business, and the consideration given to presenting these measures as business metrics.

8.   Clarify that active merchants and cumulative consumer accounts are not directly correlated to revenues.

Organizational Structure, page 11

9.   Expand your disclosure to explain the business or strategic rationale for why this particular structure was selected, including any material benefits to you and the continuing members.

10.   To facilitate understanding of the transactions, please identify the transaction as an "Up-C."

11.   Provide a diagram depicting your organizational structure before giving effect to the transactions. Distinguish the former corporate investors from the continuing LLC members.

12.   Although you state that you have no current plans to pay dividends on Class A common stock, briefly describe how any future dividends will be distributed from the operating LLC to public shareholders.

The Offering, page 13

13.   We note that certain holders of Holdco Units issued upon the exercise of options or warrants will have the right to exchange those units, along with shares of Class B common stock, for either Class A common stock or cash, at GS Holdings' option. Please provide us with your analysis of whether this potential redemption for cash is outside of the Company's control and, consequently, whether the Class B common stock should be classified as temporary equity.

Please specifically address in your response how you considered the fact that holders of the Class B common stock will be former or continuing GreenSky, LLC members with a significantly larger percentage of voting power than Class A common stock holders. Refer to ASC 480-10-S99-3A(3) and (6).

Risk Factors, page 22

14.   Provide a separately captioned risk factor noting the implications to shareholders resulting from the choice of forum provisions contained in your certificate of incorporation.

15.   You indicate that your certificate of incorporation will provide that any derivative action may be brought only by holders of not less than 3% of the aggregate outstanding shares of your Class A common stock and Class B common stock. Add a risk factor noting the existence of this threshold and discussing the resulting impact on your shareholders.

16.   To the extent you materially rely on your third-party transaction processor to make loans, ensure that you identify the processor and discuss any such reliance.

"Our agreements with our Bank Partners are non-exclusive, short-term …," page 22

17.   As of March 31, 2017, your four largest bank partners provided approximately 86% of the overall commitments to originate loans through your program. Describe the nature and extent of any dependence on these agreements and any key material terms.

"A large percentage of our revenue is concentrated with our top ten merchants …," page 23

18.   You state that franchisees of Renewal by Anderson, your largest sponsor, represented approximately 19% of total revenue in 2016. Discuss any material reliance on this sponsor, and the key material terms of any agreements.

Use of Proceeds, page 62

19.   You indicate that the remaining net proceeds received by GS Holdings and GSLLC will be used for general corporate purposes. Please provide more specific disclosure regarding the intended use of any such remaining proceeds, to the extent known. For example, disclose any material capital expenditures that you expect to cause GSLLC to make, including any related to the growth opportunities discussed on pages 103 and 104. To the extent you intend to use any proceeds to repay the term loan, ensure that you provide applicable disclosure. Refer to Instruction 4 to Item 504 of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Information, page 69

20.   Please revise your pro forma financial statements to separately present adjustments related to the Reorganization Transactions and adjustments related to the Offering. Please also include a sub-totaled column showing the historical financial information adjusted for the Reorganization

Transactions but before the effects of the Offering. Refer to the instructions to Rule 11-02(b)(6) of Regulation S-X.

21. Please revise your pro forma statements of operations here and on page 19 to include separate line items for income or loss before income tax expense and income tax expense. Also, please revise to include separate line items for net income attributable to the noncontrolling interest and net income attributable to the controlling interest.

22. We note that after the offering and transactions, you will consolidate the financial results of GS Holdings into your financial statements. Please provide us with your analysis that supports the consolidation of GS Holdings pursuant to the consolidation guidance in ASC 810-10-25 and revise your disclosure to address the basis for consolidation. As part of your response, please provide us with an estimate of the equity interest percentage you will have in GS Holdings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 75

23. You state that the majority of loans facilitated by your platform carry promotional terms and these loans have increased during the three months ended March 31, 2017. You also refer to a trend whereby an increased percentage of customers pay off their loan balance in full during the promotional period. Expand to discuss any material trends or challenges associated with the structure and terms of these loans.

Business Metrics, page 76

24. Tell us what consideration was given to providing an analysis of the qualitative and quantitative changes in these metrics during each of the periods. Your analysis should address how the metrics are relevant to an investor's understanding of the drivers and reasons for your growth and whether the changes represent any material trends. Refer to Section III.B of SEC Release No. 33-8350.

Cumulative Consumer Accounts, page 76

25. Please revise to address whether customer attrition is considered in your Cumulative Consumer Accounts metric. To the extent that prior customers are included, explain how such inclusion is an indicator of growth.

Liquidity and Capital Resources, page 89

26. Please revise to address the Tax Receivable Agreement, including estimated annual payments and how you intend to fund the required payments under the agreement.

27. Please revise to address the fact that you are a holding company with no operations of your own, and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries' ability to pay dividends or make other

distributions to the parent company. Refer to Item 303(a)(1) of Regulation S-K. Please also tell us what consideration you gave to disclosing the information required by Rule 4-08(e) of Regulation S-X.

Contractual Obligations, page 92

28.   Please revise to disclose that the payments you may be required to make under the Tax Receivable Agreement may be significant, and are not reflected in the table.

Critical Accounting Policies and Estimates

Share-based compensation, page 93

29.   Please revise to include a discussion of the methods used to determine the fair value of the underlying Class A units and the nature of the material assumptions involved.

30.   Revise to clarify whether the "fair value" ranges on page 94 represent the fair value of the underlying Class A unit or the fair value of the Class A unit option.

Business

Our Market Opportunity, page 97

31.   You refer to the size of the home improvement market here and in your summary. Clarify whether the total market figure only includes larger purchases, which you indicate is the targeted market, or whether it includes less expensive home improvement items that would typically not be financed.

Our Growth Opportunities

"Expand into New Industry Verticals, Including Online Retail …," page 103

32.   To the extent that you refer to opportunities in the online retail market, ensure that you balance your disclosure with the key challenges and risks associated with entering this market, including any competitive conditions.

"Leverage Our Current Customer Base …," page 104

33.   To the extent that data collected from prior customers allows you to cross-market products to such customers, as suggested by your discussion of the Cumulative Consumer Accounts measure, revise to briefly describe this revenue opportunity.

Compliance, page 106

34.   You refer to the process for handling complaints about merchants. Describe any dispute resolution mechanisms you have implemented to address disputes between merchants and

consumers. Also discuss resulting material risks to your business or potential liabilities related to such disputes.

35.   Expand to describe any processes under which you screen the merchants that use your platform. To the extent there are material differences in the screening process between industry verticals, describe the key elements for each vertical, if material.

Executive Compensation

Summary Compensation Table, page 114

36.   Expand footnote no. 1 to describe the general factors used in making the discretionary bonus awards, and footnote no. 2 to briefly describe the factors used in making profit interest awards. Refer to Item 402(o) of Regulation S-K.

Description of Capital Stock

Common Stock, page 138

37.   You state that Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by "applicable law." Expand to describe such instances.

Other Matters, page 139

38.   To the extent that Class B shares held by executive officers will not be converted to Class A shares if they are no longer employed by the company, please state this.

Consolidated Financial Statements of GreenSky, LLC ("GSLLC")

Consolidated Statements of Operations, page F-7

39.   The line item "cost of revenue" does not appear to include depreciation and amortization expense. Please tell us how you considered the guidance in SAB Topic 11:B in presenting your measure of gross profit.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-14

40.   Please revise to clarify how transaction fees are determined. In this regard, we note disclosure elsewhere that would appear to indicate that the fee is based on a percentage of the transaction volume.

41.   Please revise to disclose the amount of merchant rebates included in transaction revenue for each period presented. Refer to ASC 605-50-50.

42.   Please disclose when servicing fees are earned and when revenue is recognized for these fees.

Note 10. Share-Based Compensation, page F-27

43.   We note that there was no incremental share-based compensation expense recognized when certain unit options were modified to include a cap. Please explain to us how you arrived at this conclusion and refer to the authoritative accounting guidance you relied upon.

Other

44.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

45.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Brittany Ebbertt, Senior Accountant, at (202) 551-3572, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies and Services

cc: Brinkley Dickerson, Esq.
        Troutman Sanders LLP